Exhibit 99.1

NQ Mobile Inc. Enters into A Non-binding Letter of Intent for the Sale of FL Mobile and Showself and a Proposed US$100 Million Investment

BEIJING, Jan. 23, 2017 — NQ Mobile Inc. (“NQ Mobile” or the “Company”), a leading global provider of mobile internet services, today announced that the Company had entered into a non-binding letter of intent (the “Letter”) with an investor group consisting of Dr. Vincent Wenyong Shi, the chairman and chief operating officer of the Company, and a private equity investment fund (the “Investor Group”). Pursuant to the terms of the Letter, which are indicative only, the Company will sell all of its equity interests in FL Mobile Jiutian Technology Co., Ltd. (“FL Mobile”) to the Investor Group to complete the FL Mobile Divestment. The Company will also sell a live social video business to the Investor Group. The Investor Group will invest US$100 million in the Company by subscribing to class A common shares issued by the Company at the price of US$1.05 per share, or US$5.25 per ADS.

The private equity investment fund paid a deposit of HK$50 million to the Company, and the parties will negotiate the terms of the transaction exclusively for 20 business days from the date of the Letter. The completion of the proposed transaction pursuant to the Letter is subject to negotiations among the parties regarding the detailed deal structure, the signing of definitive agreements and the fulfilling of customary closing conditions contained therein. Dr. Vincent Wenyong Shi is the chairman and chief operating officer of the Company and a related party. The execution of the Letter has been approved by the board of directors of the Company and its audit committee.

About NQ Mobile

NQ Mobile Inc. (NYSE: NQ) is a leading global provider of mobile internet services. NQ Mobile’s portfolio of offerings includes mobile game publishing platforms, mobile advertising platforms, mobile entertainment applications and platforms, mobile security and productivity applications and other mobile applications. For more information on NQ Mobile, please visit http://www.nq.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Investor Relations:

NQ Mobile Inc.

Email: investors@nq.com

Phone: +1 469 310 5281

Phone: +86 10 6452 2017

Twitter: @NQMobileIR

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